SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                             (Amendment No.      6      )



                                MOORE PRODUCTS COMPANY
                                   (Name of Issuer)


                              Common Stock, $1.00 par value

                            (Title of Class of Securities)


                                     615836 10 3
                                    (CUSIP Number)


            Jeffrey L. Steele, Esq., 1500 K Street, N.W.
               Washington, D.C. 20005 (202) 626-3314

     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            January 18, 1996
     (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule
          13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-
          1(b)(3) or (4), check the following box  .

          Check the following box if a fee is being paid with the statement
          [ ]. (A fee is not required only if the reporting person: (1)
          has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto
          reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18
          of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
          Notes).

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill & Associates (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)


       (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO
        ITEMS 2(d) or 2(e):  /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  152,200
        SHARES           8   Shared Voting Power:  22,875
        BENEFICIALLY     9   Sole Dispositive Power:  152,200
        OWNED BY        10   Shared Dispositive Power:  44,225
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  196,425

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:
        /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.60%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill Holdings (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)


       (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO
        ITEMS 2(d) or 2(e):  /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  175,075
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  196,425
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  196,425

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:
        /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.60%

    14  TYPE OF REPORTING PERSON:  HC

                                    SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   F. Peter Cundill
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)


       (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO
        ITEMS 2(d) or 2(e):   /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  175,075
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  196,425
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  196,425

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:
        /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.60%

    14  TYPE OF REPORTING PERSON:  IN

               This  Amendment   No.  6  to  Statement   on
Schedule  13D,
          originally filed on March 12, 1991, as amended by
Amendment No. 1
          filed  on February  13, 1992, Amendment  No. 2 filed
on March 1,
          1993, Amendment No.  3 filed on February 1, 1994,
Amendment No. 4
          filed  on  September 14,  1994,  and  Amendment  No. 5
filed  on
          February 24, 1995  is being filed by  Peter Cundill &
Associates
          (Bermuda)  Ltd.,  a Bermuda  corporation  ("PCB"),
Peter Cundill
          Holdings (Bermuda) Ltd., a  Bermuda corporation
("Holdings"), and
          F.  Peter  Cundill,  a   Canadian  citizen  residing
in  England
          ("Cundill")  (PCB,   Holdings  and  Cundill  are
sometimes  also
          referred  to  herein individually  as  a  "Reporting
Person"  and
          collectively as  "Reporting Persons"), to  reflect
amendments  to
          Item  5 and  to restate  the Schedule  13D in  its
entirety.   In
          accordance  with  Item  101(a)(2)(ii)  of  Regulation
S-T,  this
          Amendment No. 6 amends and restates the entire text of the
          Schedule  13D, as previously amended  by Amendments No.
1 through
          5.

          ITEM 1.   Security and Issuer.

                    This Statement  relates to the shares  of
common stock,
          $1.00 par value ("Shares"), of Moore Products Co., a
Pennsylvania
          corporation  (the "Company").    The address  of  the
Company  is
          Sumneytown Pike, Spring House, Pennsylvania 19477.

          ITEM 2.   Identity and Background.

                    This Statement is filed by PCB, Holdings, and Cundill.
          Further information regarding the identity and background of the
          Reporting Persons is as follows:

               A.   PCB

                    (1) PCB is an investment advisor organized under the
          laws of Bermuda.  Its address is:

                                   15 Alton Hill
                                   Southampton SN 01
                                   Bermuda

                    The officers of PCB are:

                    Name                Office

                    F. Peter Cundill    President
                    John R. Talbot      Vice President
                                          and Secretary
                    Maureen J. Crocker  Vice President

                    (2)   The business  or residence  address,
citizenship,
          and present principal occupation of PCB's officers and directors are as follows:

               Name:                    F. Peter Cundill

               Position:                President and Director
               Business Address:        Grosvenor House, Apt. 104
                                        Park Lane
                                        London, England
               Citizenship:             Canadian
               Principal Occupation:    Investment Advisor


               Name:                    John R. Talbot

               Position:                Vice President, Secretary
                                          and Director
               Business Address:        The Corner House
                                        Church & Parliament
Streets
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Director & Manager, Roche
                                        International Ltd.

               Name:                    Maureen J. Crocker

               Position:                Vice President
               Business Address:        1200 Sunlife Plaza
                                        1100 Melville Street
                                        Vancouver, B.C.  V6E 4A6
               Citizenship:             Canadian
               Principal Occupation:    Executive Assistant to
                                        F. Peter Cundill


               Name:                    Nicolas G. Trollope

               Position:                Director
               Business Address:        Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Partner in the law
                                        firm of Conyers, Dill
                                        & Pearman


               Name:                    Stephen W. Kempe

               Position:                Director
               Business Address:        65 Front Street
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Executive Vice President,
                                        Bank of N.T.
                                        Butterfield & Son Ltd.


               Name:                    Graham B.R. Collis

               Position:                Director
               Business Address:        Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Partner in the law
                                        firm of Conyers, Dill &
                                        Pearman


                    (3)     Holdings  is  a  controlling   person
of  PCB.
          Information as required by this Item 2 is furnished in Part B of this Item 2.

               B.   Holdings.

                    (1)  Holdings is a Bermuda corporation.  Its
address is:

                                   15 Alton Hill
                                   Southampton SN 01
                                   Bermuda

                    The officers of Holdings are:

                    Name                Office

                    F. Peter Cundill    President
                    John R. Talbot      Vice President
                                          and Secretary

                    (2)   The names  of the  officers and
directors  are as
          follows (the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in Part A of this Item 2):

               Name:                    F. Peter Cundill

               Office:                  President and Director


               Name:                    John R. Talbot

               Office:                  Vice President, Secretary
                                          and Director


               Name:                    Stephen W. Kempe

               Office:                  Director


               Name:                    Graham B.R. Collis

               Office:                  Director


               Name:                    Nicolas G. Trollope

               Office:                  Director


                    (3)    Cundill is  a  controlling  person of
Holdings.
          Information as required by this Item 2 is furnished in Part A of this Item 2.

               C.   Cundill.

                    The  business  or residence  address,
citizenship, and
          present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this
Item 2.

               D.   Proceedings.

                    During the last five years none of the Reporting
          Persons nor, to the best knowledge of the Reporting
Persons, the
          executive officers, directors or controlling persons of any
          Reporting Person have been convicted in any criminal proceeding
          (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other
Consideration.

                    The Shares herein reported  as being
beneficially owned
          by the Reporting Persons were acquired as follows:

                    (1)  Acting on behalf of investment advisory
clients of
               Peter Cundill  &  Associates, Inc.,  a Delaware
corporation
               registered  under  the  Investment  Advisers   Act
of  1940
               ("PCA"), PCB purchased a total of 44,225 Shares in
the open
               market for an aggregate consideration (exclusive
of brokers'
               commissions) of $660,043.75.   To the best
knowledge  of the
               Reporting Persons, the funds used in such purchases were
               from existing available investment capital and none of the consideration for such Shares was represented by borrowed
               funds.

                    (2)  Acting  on  behalf  of   Cundill  Value
Fund,  an
               unincorporated  trust   governed  by  the  laws
of  British
               Columbia (which is the continuation of and successor to
               Cundill Value Fund Ltd.) ("Value Fund"), PCB purchased a
               total of 152,200 Shares in open  market
transactions for  an
               aggregate consideration (exclusive of brokers' commissions)
               of $3,321,711.24. To the best knowledge of the Reporting
               Persons, the funds used in such purchases were from Value
               Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed
               funds.

                         Individually PCA  does not beneficially
own  5% or
               more  of the  Shares.    Due  to the  investment
management
               services provided by PCB to PCA, PCB could be deemed a
               beneficial owner of all Shares purchased in the transactions described in subitems (1) and (2).

                    All dollar amounts are in United States
dollars.

          Item 4.   Purpose of Transactions.

                    The Shares were  acquired for the  purpose of
making  a
          profit.   The Reporting Persons  expect to monitor  the
Company's
          performance by, among other things, having discussions from time to time with management, employees and/or directors of the
          Company, other shareholders, market and business analysts, and others. Depending on various factors which they deem relevant, the Reporting  Persons may  hold the Shares,  buy more
Shares or
          sell some or all of the Shares from time to time.

          Item 5.   Interest in Securities of the Issuer.

                    The  number  of  Shares  which  may  be
deemed  to  be
          beneficially owned by the Reporting Persons are as follows:


          Shares Deemed to be            Nature of
Percentage
          Beneficially Owned By:         Ownership
of Class

          (A)  PCB:
                  21,350        Shared Dispositive Power
                                Only  (1)
 .83%

                  22,875        Shared Voting and Shared
                                Dispositive Power  (2)
 .88%

                 152,200        Sole Voting and Sole
                                Dispositive Power  (3)
5.89%

                 196,425
7.60%


          (B)  Holdings:

                  21,350        Shared Dispositive Power
                                Only  (4)
 .83%

                  22,875        Shared Voting and Shared
                                Dispositive Power  (5)
 .88%

                 152,200        Shared Voting and Shared
                                Dispositive Power  (6)
5.89%

                 196,425
7.60%


          (C)  Cundill:

                  21,350        Shared Dispositive Power
                                Only  (7)
 .83%

                  22,875        Shared Voting and Shared
                                Dispositive Power  (8)
 .88%

                 152,200        Shared Voting and Shared
                                Dispositive Power  (9)
5.89%

                 196,425
7.60%


          (1) Such Shares are owned by an investment advisory client of
               PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares.
               PCB, because it provides investment advisory services to
               PCA, could be deemed to share dispositive power over such
               Shares with PCA. The economic interest in such Shares is
               held by the aforementioned investment advisory client of
               PCA.

          (2) Such Shares are owned by investment advisory clients of PCA.
               By reason of its investment advisory relationship with such clients, PCA (as between itself and its clients) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA,
               could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such
               Shares is held by the aforementioned investment advisory
               clients of PCA.

          (3) Such Shares are owned by Value Fund, the investment
               portfolio of which entity is managed by PCB. PCB has sole
               dispositive power and sole voting power under an agreement dated as of June 1, 1995. The economic interest in such
               Shares is held by Value Fund.

          (4) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to
               dispose or direct the disposition of such Shares.

          (5) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (6) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such
               Shares.

          (7) Cundill, because he owns a controlling portion of the
               outstanding stock of Holdings, which owns a controlling
               portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to
               share the power to dispose or direct the disposition of such
               Shares.

          (8) Cundill, because he owns a controlling portion of the
               outstanding stock of Holdings, which owns a controlling
               portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to
               share the power to vote and dispose or direct the disposition of such Shares.

          (9) Cundill, because he owns a controlling portion of the
               outstanding stock of Holdings, which owns a controlling
               portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.


               On June 30, 1995, Cundill Value Fund Ltd. (which prior to
          this Amendment No. 6 was a Reporting Person referred to as "Value
          Fund") transferred substantially all of its assets
(including the
          Shares previously reported on this Schedule 13D) to Value Fund in a reorganization that resulted in the conversion from a corporation to an unincorporated trust.

               TRANSACTIONS

               Since February 24, 1995 (the date of the filing of Amendment
          No. 5 to Schedule 13D), no transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the
          Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof, except the following transactions, each of which was made in a broker's transaction in the open market.


          Reporting        Sale/                  No. of
Price Per
           Person        Purchase    Date         Shares
Share

          PCB on        Sale        12/27/95      14,000        $
17.75
          behalf of                 12/27/95       6,875        $
17.75
          PCA
                        Purchase    12/27/95       6,475        $
17.75
                                    12/27/95       8,000        $
17.75

          PCB on        Purchase    12/27/95       6,400        $
17.75
          behalf of
          Value Fund


          CHANGE IN AGGREGATE NUMBER OF SHARES OUTSTANDING

                    This Amendment No. 6 is being filed in
connection with
          a change in the total amount of the Reporting Persons' percentage of the Company's Shares which has changed as a result of an increase in the aggregate number of the Company's
Shares
          outstanding.

          Item 6.   Contracts, Arrangements, Understandings or
Relations
                    With Respect to Securities of the Issuer.

                    PCB has entered into an agreement with PCA, a copy of
          which is incorporated herein by reference, pursuant to which PCB is required to provide the investment counselling and transaction skills of Cundill which are required by PCA to fulfill its portfolio management contracts with its clients.

                    PCB and Value Fund are parties to a Master
Investment
          Counsel Agreement, a copy of which is incorporated herein by reference, pursuant to which PCB is granted the exclusive right to supervise the assets and securities portfolio of Value Fund.

          Item 7.   Materials Filed as Exhibits.

                    In accordance with Rule 101(a)(2)(ii) of Regulation S-
          T, the following exhibits have been previously filed in paper format and are not required to be restated electronically.

                    Exhibit 1 -  Agreement dated December 28,
1984 between
                                 PCB and PCA (previously filed as
Exhibit 1
                                 to Item 7 of Amendment No. 1 to
this
                                 Schedule 13D filed on February
13, 1992).

                    Exhibit 2 -  Master Investment Counsel
Agreement dated
                                 June 1, 1995 between PCB and the
Trustee
                                 of Value Fund (Incorporated by
reference
                                 to Exhibit D to Item 7 of
Amendment No. 9
                                 to Schedule 13D filed by the
Reporting
                                 Persons on October 12, 1995 with
respect
                                 to the common stock of BRL
Enterprises,
                                 Inc.)

                    Exhibit 3 -  Power of Attorney for Peter
Cundill &
                                 Associates (Bermuda) Ltd
(Incorporated by
                                 reference to Exhibit A to Item 7
of
                                 Amendment No. 9 to Schedule 13D
filed by
                                 the Reporting Persons on October
12, 1995
                                 with respect to the common stock
of BRL
                                 Enterprises, Inc.)

                    Exhibit 4 -  Power of Attorney for Peter
Cundill
                                 Holdings (Bermuda) Ltd
(Incorporated by
                                 reference to Exhibit B to Item 7
of
                                 Amendment No. 9 to Schedule 13D
filed by
                                 the Reporting Persons on October
12, 1995
                                 with respect to the common stock
of BRL
                                 Enterprises, Inc.)

                    Exhibit 5 -  Power of Attorney for F. Peter
Cundill
                                 (Incorporated by reference to
Exhibit C to
                                 Item 7 of Amendment No. 9 to
Schedule 13D
                                 filed by the Reporting Persons
on October
                                 12, 1995 with respect to the
common stock
                                 of BRL Enterprises, Inc.)

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and
          correct. The undersigned agree to the filing of this single
          Amendment No. 6 to Statement on Schedule 13D.


                                        PETER CUNDILL &
ASSOCIATES
                                        (BERMUDA) LTD.



          Date:  January 26, 1996       By: /s/Patrick W.D.
Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.



          Date:  January 26, 1996       By: /s/Patrick W.D.
Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



                                        F. PETER CUNDILL



          Date:  January 26, 1996       By: /s/Patrick W.D.
Turley
                                            Patrick W.D. Turley
                                            Attorney-in-Fact*



          * Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.

                                DECHERT PRICE & RHOADS
                                 1500 K STREET, N.W.
                                      SUITE 500
                                WASHINGTON, DC  20005
                              TELEPHONE:  (202) 626-3300
                                 FAX:  (202) 626-3334


                                     EDGAR FILING


                                   January 26, 1996



          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C.  20549

               Re:  Moore Products Company

          Gentlemen:

               Enclosed for filing pursuant to Rule 13d-2(a) of the
          Securities Exchange Act of 1934 is one copy, in electronic form, of an amended Schedule 13D for Moore Products Company reflecting ownership of the common stock of this issuer by certain entities required to make such filing.

               There are no fees required in connection with this filing.

                                             Very truly yours,




                                             Patrick W.D. Turley

          Enclosures